LIMITED LIABILITY OPERATING AGREEMENT
OF
AQUA TRU, LLC

This LIMITED LIABILITY COMPANY OPERATING AGREEMENT (this "**Agreement**"), effective as of March 3, 2014, is entered into by, on the one hand, the Company (as defined below), and on the other hand, Imagine Enterprises, LLC, and Devon Rhode, Inc. (the "**Members**," and individually a "**Member**").

RECITALS

The Members formed a limited liability company under the name of AQUA TRU, LLC ("**Company**") pursuant to the Delaware Limited Liability Company Act, 6 Del. C. §18-101, *et seq.* (as amended from time to time, the "**Delaware Act**"), by filing a Certificate of Formation of the Company (the "**Certificate**") with the office of the Secretary of State of the State of Delaware on March 3, 2014.

The Members desire to enter into this Agreement to provide for the management of the business of the Company, the allocation of profits and losses, cash flow and other proceeds of the Company among the Members, and the respective rights, obligations and interests of the Members.

The Members' respective membership interests ("**Membership Interests**") are listed on Exhibit A, attached hereto and incorporated herein, as may be amended in writing from time to time pursuant to the terms and conditions of this Agreement.

AGREEMENT

Now therefore, in consideration of the mutual covenants and undertakings of the parties, the sufficiency of which is hereby acknowledged, the parties agree as follows:

1.   Formation. Effective with the filing of the Certificate, the Company shall constitute a limited liability company formed pursuant to the Delaware Act and other applicable laws of the State of Delaware. The Manager shall, when required, file such amendments to or restatements of the Certificate, in such public offices in the State of Delaware or elsewhere as the Manager deem advisable to give effect to the provisions of this Agreement and the Certificate, and to preserve the character of the Company as a limited liability company.

2.   Name; Place of Business; Registered Office and Agent. The Company shall be conducted under the name set forth above, or such other name as the Manager shall hereafter designate. The principal office and place of business of the Company shall be located at: 14724 Ventura Blvd., Suite 200, Sherman Oaks, CA 91403. The registered agent for service of process at the registered office of the Company shall be Paracorp Incorporated. The initial registered office of the Company shall be located at 2140 South Dupont Highway, Camden, Delaware 19934.

3.   Purpose. The purpose of the Company is to carry on any lawful business, purpose or activity in which limited liability companies formed in Delaware may engage; to possess and

exercise all powers and privileges of limited liability companies granted by the Delaware Act or law; and to engage in all activities necessary, customary, convenient, or incident to such purposes.

4. Additional Members; Rights and Obligations of the Members.

a) Transfers. The Members are free to sell, assign, convey, pledge or otherwise transfer or encumber their interests, in whole or in part, (collectively, **"Transfer"**) in the Company without restriction. A transferee of a Membership Interest in the Company pursuant to the previous sentence shall have the right to become a new Member only if (i) such person or entity executes an instrument satisfactory to the Members accepting and adopting the terms and provisions of this Agreement, (ii) such person pays any reasonable expenses in connection with his/her/its admission as a new Member, and (iii) such person or representative of such entity has not been convicted of a felony or a crime of moral turpitude. The admission of a new Member shall not release the current Members from any liability that the current Members may have to the Company. The current Members and any new Member shall be referred to collectively herein as the "**Members**".

b) Limitation on Member's Liabilities. The Members' liability shall be limited as set forth in this Agreement, the Delaware Act and other applicable law. The Members shall not be bound by, or be personally liable for, the expenses, liabilities or obligations of the Company beyond the amount contributed by the Members to the capital of the Company, except as provided by Section 18-607 of the Delaware Act.

c) Voting Rights. Except as otherwise specifically set forth in this Agreement, the Members shall have only the voting rights set forth in the Delaware Act.

d) Action by Members Without a Meeting. Any action required or permitted to be taken by the Members may be taken with or without a meeting, and with or without any written consents or other writings describing the action taken.

5. Title to Company Property. All property shall be owned by the Company and, insofar as permitted by applicable law, the Members shall have no ownership interest in the property. Except as provided by law, an ownership interest in the Company shall be personal property for all purposes,

6. Management of Company.

a) Management and Authority. The business and affairs of the Company shall be managed by its Manager. Except as provided by applicable law and this Agreement, the Manager shall have sole, exclusive, full and complete authority, power and discretion to manage and control the business, affairs and properties of the Company, to make all decisions regarding those matters and to perform any and all other acts or activities customary or incident to the management of the Company's business; including, without limitation, the right and power to appoint individuals to serve as officers of the Company and to delegate authority to such officers ("**Officers**"). The execution and delivery of any agreement, instrument, certificate or other document by a Manager on behalf of the Company, shall be conclusive evidence that such execution and delivery has been duly authorized and approved by the Manager of the Company.

b) Number and Tenure of Manager. The number of Managers of the Company shall initially be one, such number to be increased (or decreased) at the discretion of a majority vote of the Company's Membership Interest. The Manager shall be appointed by a majority vote of the Company's Membership Interest. Managers may be removed by a majority vote of the Company's Membership Interest at any time, with or without cause.

c) <u>Duties of the Manager</u>

i) The Manager shall take all actions necessary or appropriate (i) for the continuation of the Company's valid existence as a limited liability company under the laws of the State of Delaware and of each other jurisdiction in which such existence is necessary to protect the limited liability of the Members or to enable the Company to conduct the business in which it is engaged, and (ii) for the accomplishment of the Company's purposes.

ii) The Manager shall devote to the Company such time as may be necessary for the proper performance of all duties of the Manager under this Agreement, but the Manager shall not be required to devote full time to the performance of such duties and may have other business interests or engage in other business activities. Neither the Company nor the Members shall have any right, by virtue of this Agreement, to share or participate in other investments or activities of the Manager. The Manager shall not incur liability to the Company or to the Members as a result of engaging in any other business or venture.

d) <u>Compensation</u>. Compensation of the Manager shall be fixed from time to time by the Members, absent which Manager shall serve without compensation.

e) <u>Resignation; Vacancies</u>. The Manager may resign at any time by giving written notice to the Members. Any vacancy occurring for any reason of the Manager's position shall be filled by a majority vote of the Company's Membership Interest. The Manager appointed to fill a vacancy shall hold office until a successor shall be appointed and shall qualify, or until such Manager's earlier death, removal or resignation.

f) <u>Member Approval</u>. No annual or regular meetings of the Members are required to be held. However, if such meetings are held, such meetings shall be noticed, held and conducted pursuant to the Delaware Act. In any instance in which the approval of the Members is required under this Agreement, such approval may be obtained in any manner permitted by the Delaware Act. Unless otherwise provided in this Agreement, approval of the Members shall mean the approval of the majority of the Company's membership interests.

g) <u>Liability of the Officers and the Manager</u>. Except in the case of gross negligence, willful misconduct, fraud or bad faith or to the extent required by this Agreement, the Delaware Act and other applicable law, no Officer, if any, or the Manager shall be liable to the Company or to the Members, in damages or otherwise, for any error of judgment, for any mistake of fact or of law, or for any other act or thing which such Officer or Manager, as applicable, may do or refrain from doing in connection with the business and affairs of the Company.

7. <u>Indemnification of Members, Manager and Officers</u>. The Company, its receiver or its trustee shall indemnify, hold harmless, and pay all judgments and claims against the Members, Officers or Manager relating to any liability or damage incurred by reason of any act performed or omitted to be performed by such Members, Officers or Manager in connection with the

business of the Company, including attorneys' fees incurred by such Members, Officers or Manager in connection with the defense of any action based on any such act or omission, which attorneys' fees may be paid as incurred, including all such liabilities under federal and state securities laws (including the Securities Act of 1933, as amended) as permitted by law.

8.   Insurance. The Company may purchase and maintain insurance on behalf of any one or more indemnitees under Section 7 and such other persons as the Manager shall determine against any liability which may be asserted against or expense which may be incurred by such person in connection with the Company's activities, whether or not the Company would have the power to indemnify such person against such liability or expense under the provisions of this Agreement. The Manager and the Company may enter into indemnity contracts with indemnitees and adopt written procedures pursuant to which arrangements are made for the advancement of expenses and the funding of obligations under this Section 8 and containing such other procedures regarding indemnification as are appropriate.

9.   Capital Contributions; Capital Accounts.

a)   Capital Contributions. The Members may, at their discretion, contribute such capital to the Company as they deem necessary or appropriate from time to time.

b)   Capital Accounts. The Company shall establish and maintain an individual capital account for each of the Members in accordance with Regulations Section 1.704-1(b)(2)(iv) (a "**Capital Account**"). If a Transfer of all or a part of the Membership Interest in the Company occurs in accordance with this Agreement, the Capital Account attributable to the transferred Membership Interest shall carry over to the new owner of such Membership Interest pursuant to Regulations Section 1.704-1(b)(2)(iv)(l).

10.   Allocation of Profits and Losses.

a)   Net Profit and Loss Allocations. Net profits and net losses of the Company for each fiscal year (as determined in accordance with the Treasury Regulations under Section 704 of the Internal Revenue Code of 1986, as amended) shall be allocated among the Members in accordance with their ownership interest percentages; provided, however, that an allocation of net losses to a Member shall be made only to the extent that such allocation would not cause or increase a deficit balance in such Member's Adjusted Capital Account balance. For this purpose, a Member's Adjusted Capital Account balance means the balance in such Member's Capital Account as of the end of the relevant taxable year, after giving effect to the following adjustments: (a) credit to such Capital Account any amounts which such Member is obligated to restore pursuant to any provision of this Agreement or is deemed to be obligated to restore pursuant to the next to the last sentence of Treasury Regulations Sections 1.704-2(g)(1) and 1.704-2(i)(5) after taking into account any changes during such year in "partnership minimum gain" and "partner nonrecourse debt minimum gain" (as such terms are defined in the Treasury Regulations); and (b) debit to such Capital Account the items described in Treasury Regulations Sections 1.704-1(b)(2)(ii)(d)(4), (5) and (6). The foregoing definition of Adjusted Capital Account is intended to comply with the provisions of Treasury Regulations Section 1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith.

4

b)   Notwithstanding Section 10(a), provisions governing the allocation of taxable income, gain, loss, deduction and credit (and items thereof) shall be deemed to be included in this Agreement as may be necessary to provide that the Company's allocation provisions contain a so-called "qualified income offset" and comply with all provisions relating to the allocation of so-called "nonrecourse deductions" and "partner nonrecourse deductions," and the chargeback thereof, in each case as set forth in the Treasury Regulations under Section 704(b) of the Code (the "**Regulatory Allocations**"); provided, however, that the Members intend that all Regulatory Allocations that may be required shall be offset by other Regulatory Allocations or special allocations of items so that each Member's share of the taxable income, gain, loss, deduction and credit of the Company will be the same as it would have been had the events requiring the Regulatory Allocations not occurred.

11.   Distributions.

a)   Distributions of Available Cash.   Available cash (as determined by the Manager) shall be distributed to the Members in accordance with their Membership Interest percentages at such times as the Manager shall determine in its sole discretion.

b)   To Whom Distributions Are Made. Unless named in this Agreement or unless admitted as Members as provided in this Agreement, no person or entity shall be considered a Member in the Company. Any distribution by the Company to the person shown on the Company records as a Member, or to such Member's legal representatives, or to a named assignee of the right to receive distributions, shall acquit the Company and the Members of all liability to any other person who may be interested in such distribution by reason of an assignment by a Member or for any other reason.

12.   Books and Records.

a)   Availability.   At all times during the existence of the Company, the Manager shall keep or cause to be kept complete and accurate books and records appropriate and adequate for the Company's business. Such books and records, whether financial, operational or otherwise and including a copy of this Agreement and any amendments, shall at all times be maintained at the principal place of business of the Company. Each of the Members or such Members' duly authorized representative, subject to reasonable standards established by the Manager governing what information and documents are to he furnished at what time and location and at whose expense, shall have the right at any time, for any purpose reasonably related to such Members' Membership Interest, to inspect and copy from such books and documents during normal business hours upon reasonable notice. Except as stated in this Section 12(a), the provisions of Section 18-305 of the Delaware Act shall not apply.

b)   Reports. If requested by the Members, within ninety (90) days after the end of each fiscal year, the Manager shall cause to be delivered to the Members a profit and loss statement for, and a balance sheet as of the end of, such year.

c)   Tax Returns. The Manager shall cause an accountant to prepare all tax returns which the Company is required to file, if any, and shall file with the appropriate taxing authorities all such returns in a manner required for the Company to be in compliance with any law governing the timely filing of such returns.

d)   Depositories.   The Manager shall maintain or cause to be maintained one or more accounts for the Company in such depositories as the Manager shall select. All receipts of the Company from whatever source received (but no funds not belonging to the Company) shall be deposited to such accounts, and all expenses of the Company shall be paid from such accounts. Unless otherwise determined by the Manager, all signatories on any such account shall be bonded under a blanket commercial bond insuring the Company against loss, and such accounts shall be insured against loss from forgery.

13.   Dissolution.

a)   Events Causing Dissolution. The Company shall be dissolved and its affairs wound up upon the earlier to occur of the following:

i)   at such time as the holder or holders of a majority of the Company's Membership Interests determines that the Company should be dissolved;

ii)   at any time there are no Members, unless, within a ninety (90) day period, the personal representative of the last remaining Member agrees in writing to the continuation of the Company and to the admission of the personal representative, or a designee, as a Member of the Company; or

iii)   upon entry of a decree of judicial dissolution.

b)   Liquidation of Property and Application of Proceeds.

i)   Winding Up.   Upon the dissolution of the Company, the Manager shall wind up the Company's affairs in accordance with the Delaware Act. In winding up the affairs of the Company, the Manager is authorized to take any and all actions contemplated by the Delaware Act as permissible, including, without limitation:

(1)   prosecuting and defending suits, whether civil, criminal, or administrative;

(2)   settling and closing the Company's business;

(3)   liquidating and reducing to cash the property as promptly as is consistent with obtaining its fair value;

(4)   discharging or making reasonable provision for the Company's liabilities; and

(5)   distributing the proceeds of liquidation and any undisposed property.

ii) Distribution of Proceeds.   Upon the winding up of the Company, the Manager shall distribute the proceeds and undisposed property as follows:

(1)   to creditors, including the Members if such Members are

creditors (to the extent and in the order of priority provided by law) in satisfaction of liabilities of the Company, whether by payment or the making of reasonable provisions for payment thereof and

(2)   thereafter, to the Members in accordance with their positive Capital Account balances.

14.   <u>Governing Law</u>. This Agreement shall be governed by and construed under the laws of the State of Delaware, United States of America, without reference to conflicts of law principles. The parties irrevocably consent to resolve any disputes pertaining to this Agreement in the exclusive jurisdiction of the federal and state courts located in Los Angeles, California and the parties waive any defense of personal jurisdiction or lack of venue and consent to the personal jurisdiction of the said courts.

15.   <u>Amendment</u>. This Agreement may be amended only pursuant to a writing authorized by the Members holding a majority of the Membership Interests.

16.   <u>Entire Agreement</u>. This Agreement and any schedules and exhibits attached hereto, contains the entire agreement between the parties with respect to the transactions contemplated hereby, and supersedes all negotiations, agreements, representations, warranties, commitments, whether in writing or oral, prior to the effective date of this Agreement.

IN WITNESS WHEREOF, by signing the below, the parties agree to the terms and conditions of the above Agreement, to be effective as of the Effective Date.

Members:

Imagine Enterprises, LLC



_____
Name: Peter Spiegel, Owner

Devon Rhode, Inc.



By: _____
Name: Peter Spiegel, President

The Company:

AQUA TRU, LLC



By: _____
Name: Peter Spiegel, Manager

OWNERSHIP LEDGER

Member Name	Date Became Member	Ownership Interest
Imagine Enterprises, LLC	March 3, 2014	99.9%
Devon Rhode, Inc.	March 3, 2014	0.1%

AMENDMENT NO. 1 TO THE
LIMITED LIABILITY OPERATING AGREEMENT OF
AQUA TRU, LLC

This Amendment No. 1 to the Limited Liability Company Operating Agreement of Aqua Tru, LLC, a Delaware limited liability company (the "**Company**"), effective as of January 1, 2015 (this "**Amendment**"), is made by Ideal Living Holdings, LLC, as the sole member of the Company (the "**Member**").

RECITALS

A.   The original members of the Company, Imagine Enterprises, LLC and Devon Rhode, Inc., entered into a Limited Liability Company Operating Agreement, dated as of March 3, 2014 (the "**Agreement**") to provide for the management of the business of the Company and the rights, obligations and interests of the original members.

B.   Effective as of January 1, 2015 at 12:01am, Imagine Enterprises, LLC and Devon Rhode, Inc. contributed, transferred and assigned 100% of their membership interests in the Company to Ideal Living Holdings, LLC.

C.   The Member desires to amend the Agreement as hereinafter provided.

AGREEMENT

NOW THEREFORE, in consideration of the premises and mutual covenants contained herein and for other good, valuable and binding consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound hereby, agree as follows:

1.   The Member. All reference to multiple "Members" in the Agreement shall hereinafter mean the sole Member entering into this Amendment.

2.   Ownership Ledger. Ownership Ledger of the Agreement is hereby deleted in its entirety and is replaced by a new Ownership Ledger attached hereto.

3.   Reference to and Effect Upon the Agreement. All of the provisions of this Amendment shall be deemed to be incorporated in, and made a part of, the Agreement, and the Agreement, as supplemented and amended by this Amendment, shall be read, taken and construed as one and the same agreement. Except as expressly modified herein, the Agreement shall remain in full force and effect and is hereby ratified.

Signature Page Follows

IN WITNESS WHEREOF, the Member has executed this Amendment pursuant to the terms and conditions herein.

MEMBER:

IDEAL LIVING HOLDINGS, LLC



By: _____

Name: Peter Spiegel

Title: Manager

OWNERSHIP LEDGER

Member's Name and Address	Date Became Member	Ownership Interest
Ideal Living Holdings, LLC 14724 Ventura Blvd., Suite 200 Sherman Oaks, CA 91403	January 1, 2015	100%